Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2009	March 31, 2009

Income available to common stockholders	$1,304	$5,278

Weighted average shares outstanding	67,984	68,211

Basic earnings per share	$0.02	$0.08

Income for diluted earnings per share	$1,304	$5,278

Total weighted average common shares and equivalents outstanding for diluted computation	68,007	68,326

Diluted earnings per share	$0.02	$0.08